                                               Filed Pursuant to Rule 624(b)(5)
                                               Registration No. 333-75596

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 29, 2002)

                                4,000,000 SHARES

                                 [CEPHEID LOGO]

                                  COMMON STOCK

     Cepheid is offering an aggregate of 4,000,000 shares of common stock directly to certain investors. Our common stock is traded on the Nasdaq National Market under the symbol "CPHD." On July 31, 2002, the last reported sale price of our common stock was $2.93 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. FOR MORE INFORMATION, SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS DATED MAY 29, 2002 AND "FACTORS THAT MIGHT AFFECT FUTURE RESULTS" IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2002, WHICH IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                              PER SHARE               TOTAL
----------------------------------------------------------------------------------------------------
Public offering price.......................................       $2.650            $10,600,000
----------------------------------------------------------------------------------------------------
Selling agent fee...........................................       $0.159            $   636,000
----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to us............................       $2.491            $ 9,964,000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     We engaged William Blair & Company, L.L.C. as our exclusive selling agent to use its reasonable best efforts to solicit offers to purchase our common stock in this offering. We expect that delivery of the shares being offered under this prospectus supplement will be made to investors on or about August 2, 2002, only in book-entry form through The Depository Trust Company.

                            WILLIAM BLAIR & COMPANY

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 1, 2002.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus supplement and information contained in documents incorporated by reference as of this date are accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Use of Proceeds.......................   S-9
Price Range of Common Stock...........   S-9
Capitalization........................  S-10
Dilution..............................  S-11
Plan of Distribution..................  S-11
Legal Matters.........................  S-12

                                        PAGE
                                        ----
              BASE PROSPECTUS
Risk Factors..........................     1
Ratio of Earnings to Fixed Charges....    11
Use of Proceeds.......................    12
Dividend Policy.......................    12
Dilution..............................    12
Description of Common Stock...........    13
Description of Preferred Stock........    13
Description of Debt Securities........    14
Description of Warrants...............    18
Legal Ownership of Securities.........    19
Plan of Distribution..................    22
Experts...............................    22
Where You Can Find More Information...    23

                             ---------------------

     You should read carefully this prospectus supplement, the accompanying prospectus dated May 29, 2002, which is to be delivered with this prospectus supplement, and the information incorporated into these documents before you invest in our common stock. To the extent any information contained in this prospectus supplement conflicts with any information contained in the base prospectus, or any documents incorporated by reference prior to the date of this prospectus supplement, the information contained in this prospectus supplement shall control.

     This prospectus supplement and the base prospectus, including the documents incorporated by reference, include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results or condition could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section in the base prospectus. Except as required by federal securities laws, we are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                             ---------------------

     Cepheid(R), Smart Cycler(R) and GeneXpert(R) are registered trademarks of Cepheid.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, the accompanying prospectus, including the "Risk Factors" section, and the documents incorporated by reference carefully.

OUR BUSINESS

     We develop, manufacture and market fully-integrated systems that enable sophisticated genetic and DNA analysis of patients and organisms by automating complex manual laboratory procedures. Based on state-of-the-art microfluidic and microelectronic technologies, our easy-to-use systems analyze complex biological samples in disposable cartridges designed to rapidly and automatically perform all of the steps associated with sophisticated molecular biological procedures. We are focusing our efforts on those applications where rapid genetic and DNA testing is particularly important, such as the infectious disease, biothreat and cancer testing markets. In particular, we have designed our systems for use in genetic management of disease, performing a broad range of genetic tests that include identifying infectious organisms, evaluating at-risk populations for the early detection of disease such as cancer, determining the stage of the disease and assessing what might be the most effective therapy. We have also designed our systems to rapidly detect food, air and water contaminants through genetic identification of disease causing agents.

     We commenced commercial sales of our first product, the Smart Cycler, in May 2000. Smart Cycler is a fast, versatile DNA amplification and detection system initially directed at the life sciences research market. We believe the Smart Cycler allows the user to analyze biological samples faster and more efficiently than any other product currently available. Our GeneXpert system, currently in the final stages of development, integrates automated sample preparation with our Smart Cycler amplification and detection technology. We believe that the GeneXpert is the only genetic analysis system that integrates automated sample preparation with genetic analysis, while also offering customers a complete testing system comprised of both instrumentation and disposable cartridges containing all necessary reagents for a particular test.

OUR MARKET OPPORTUNITY

     Ongoing advances in molecular biology continue to demonstrate the utility of understanding the genetic or DNA composition of any cell or organism, including infectious agents and cells from individuals. Current technologies generally have the following limitations:

     Highly Skilled Technicians; Special Laboratory Required. Currently available methods require skilled scientists and technicians in a special laboratory setting, including, in many cases, separate rooms to prevent contamination of one sample by another.

     Large and Inflexible Equipment. Most currently available equipment is large and inflexible and is typically configured to accommodate only one assay, or test, procedure.

     Long Time to Result. Current sample preparation, amplification and detection technologies rely on manual or semi-automated processes that often require days to complete.

     Sensitivity Constraints. Existing technologies accept and process only very small sample volumes, forcing laboratory technicians to spend significant effort in concentrating larger samples in order to obtain the required level of sensitivity.

     Lack of Integration. We believe that current amplification and detection systems do not integrate sample preparation or the extraction, purification and concentration of DNA or RNA into their processes.

     In summary, genetic and DNA testing is currently a complicated, time-consuming process that requires expensive specialized equipment and highly-trained staff. We believe that genetic and DNA testing will only achieve its full market potential upon the development of advanced instruments and integrated processes that are both rapid and automated.

THE CEPHEID SOLUTION

     We have developed a complete testing system comprised of instrumentation and disposable cartridges that integrate automated sample preparation, amplification and detection technologies. The systems are designed to handle a variety of different biological samples in a variety of markets. Our two product platforms, the Smart Cycler system, which is in commercial production, and the GeneXpert system, currently in the final stages of development, offer the following key benefits:

     Portability and Ease of Use. Our systems are easy to use, enabling non-scientific personnel to conduct sophisticated genetic and DNA analysis. Our systems are also designed to operate in a wide range of environments, such as a hospital, research laboratory, physician's office, public health clinic, factory or combat zone.

     Flexible Modular Platform. Our systems are highly flexible in two primary respects. First, they are able to run several different assays requiring different testing protocols, either simultaneously or asynchronously. For example, a disposable cartridge can be loaded with a sample for anthrax testing and, simultaneously or a few minutes later, another test can be conducted in a different disposable cartridge, on the same or a different sample, for streptococcus. Second, as many as four different genetic sequences in each sample can be simultaneously detected in the same cartridge.

     Rapid Results. Our systems are designed to substantially reduce the time to result. Our GeneXpert system is able to produce a result from a raw biological sample in as little as 30 minutes.

     Enhanced Sensitivity. Our GeneXpert cartridges are designed to handle a wide range of sample volumes, concentrating and purifying the target DNA in a sample and removing extraneous materials, thereby increasing the sensitivity of the resulting assay.

     Integration of Key Steps. Our Smart Cycler integrates amplification and detection, while our GeneXpert system is designed to fully integrate sample preparation, amplification and detection into one system.

THE CEPHEID STRATEGY

     Our strategy is to become the leading supplier of integrated systems and tests for widely-distributed genetic analysis when and where it is needed. Key elements of our strategy to achieve this objective include:

     Provide a Fully-Integrated Genetic and DNA Testing Solution. We intend to provide a fully-integrated genetic and DNA testing solution, offering customers both the fully-automated laboratory instrumentation needed to run genetic and DNA analysis, including sample preparation, amplification and detection, and the necessary reagents incorporated in our disposable cartridges for a wide range of tests.

     Apply Core Technologies Broadly, Either Directly or Through Strategic Relationships. We intend to use our proprietary technologies to provide rapid biological analysis platforms with applicability across a number of markets. Our target markets include genetic management of disease, biothreat applications and life sciences research. We intend to enter other markets, such as the food, veterinary and industrial markets, through strategic partnering arrangements.

     Leverage Biothreat Detection Business. We intend to use the know-how, economies of scale and revenues generated from our existing business with government agencies, such as our development of tests for the detection of biothreats for the U.S. Army Medical Research Institute of Infectious Diseases, to pursue the market for genetic management of disease and to enhance our penetration of the life sciences research market.

     Expand Direct Sales and Distribution Capabilities. We intend to increase our direct sales force in North America and pursue distribution agreements with key distributors in regions outside of North America.

     Continue to Pursue Life Sciences Market. We intend to pursue additional opportunities in the life sciences market, as we believe that the speed, consistency and ease of use of our systems will enable broader use of DNA amplification and detection in clinical research.

     Leverage Installed Systems Base. We intend to develop, manufacture and sell an expanding menu of tests in the form of single-use cartridges pre-loaded with reagents that are optimized for use in our systems. Our installed systems base will enable our customers to more easily expand their test menu for modest incremental costs, making it more affordable for a customer to implement new tests and enabling accelerated market adoption of our products.

                             ---------------------

     We were incorporated in March 1996 in the State of California. Our address is 904 Caribbean Drive, Sunnyvale, California 94089 and our telephone number is
(408) 541-4191. Our website address is www.cepheid.com. Information on our website is not part of this prospectus supplement or the base prospectus.

                             ---------------------

                                  THE OFFERING

Common stock offered by us....   4,000,000 shares

Common stock to be outstanding
after this offering...........   30,669,470 shares

Use of proceeds...............   We intend to use the net proceeds of this
                                 offering to expand our manufacturing
                                 capabilities, to increase our sales and
                                 marketing activities and for other general corporate purposes, including working capital.
                                 See "Use of Proceeds" on page S-9.

Nasdaq National Market
Symbol........................   CPHD

     The number of shares of our common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of June 30, 2002 and does not include:

     - 3,161,294 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2002 issued under our stock option plans at a weighted average exercise price of $4.05 per share;

     - 13,013 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2002 at a weighted average exercise price of $2.58 per share; and

     - an additional 2,080,387 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of June 30, 2002.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The table below presents summary consolidated statements of operations and balance sheet data of Cepheid and its subsidiary. The summary consolidated financial data for the years ended December 31, 1999 through December 31, 2001 are derived from our audited financial statements for those periods. We derived the summary consolidated financial data for the six months ended June 30, 2001 and 2002 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002 or any other future period.

     This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes contained in our annual reports and quarterly reports, and other information on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of the accompanying prospectus entitled "Where You Can Find More Information" beginning on page 23.

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           JUNE 30,
                                            -----------------------------   ------------------
                                             1999       2000       2001      2001       2002
                                            -------   --------   --------   -------   --------
                                                                               (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
  Revenues:
     Product sales........................  $   159   $  4,397   $  8,669   $ 3,840   $  4,999
     Other revenues.......................    3,436      2,665      2,685     1,550        574
                                            -------   --------   --------   -------   --------
       Total revenues.....................    3,595      7,062     11,354     5,390      5,573
  Operating costs and expenses:
     Cost of product sales................       97      3,851      6,330     3,243      3,744
     Research and development.............   10,261     15,055     15,003     7,308      8,565
     Selling, general and
       administrative.....................    1,298      4,675      6,727     2,997      3,841
                                            -------   --------   --------   -------   --------
       Total operating costs and
          expenses........................   11,656     23,581     28,060    13,548     16,150
                                            -------   --------   --------   -------   --------
  Operating loss..........................   (8,061)   (16,519)   (16,706)   (8,158)   (10,577)
  Interest income, net....................      142      1,700      1,195       865         72
                                            -------   --------   --------   -------   --------
  Net loss................................  $(7,919)  $(14,819)  $(15,511)  $(7,293)  $(10,505)
  Deemed dividend to Series C preferred
     shareholders.........................       --    (19,114)        --        --         --
                                            -------   --------   --------   -------   --------
  Net loss applicable to common
     shareholders.........................  $(7,919)  $(33,933)  $(15,511)  $(7,293)  $(10,505)
                                            =======   ========   ========   =======   ========
  Basic and diluted net loss per common
     share................................  $ (1.90)  $  (2.14)  $  (0.60)  $ (0.28)  $  (0.40)
                                            =======   ========   ========   =======   ========
  Shares used in calculating net loss per
     common share, basic and diluted......    4,164     15,859     25,939    25,763     26,363

                                                AS OF DECEMBER 31,         AS OF JUNE 30, 2002
                                            --------------------------   ------------------------
                                             1999     2000      2001     ACTUAL    AS ADJUSTED(1)
                                            ------   -------   -------   -------   --------------
                                                                               (UNAUDITED)
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
  Cash, cash equivalents and short-term
     investments..........................  $1,493   $39,698   $24,680   $15,613      $25,113
  Restricted cash.........................      --        --       661       661          661
  Total assets............................   4,886    47,353    34,492    27,929       37,429
  Total current liabilities...............   2,048     3,148     3,825     6,439        6,439
  Equipment financing, less current
     portion..............................   1,205     1,504     1,167     1,671        1,671
  Shareholders' equity....................   1,557    42,647    29,478    19,764       29,264

---------------

(1) As adjusted to give effect to our sale of the 4,000,000 shares of common stock offered hereby at a public offering price of $2.65 per share and after deducting the selling agent fee and estimated offering expenses payable by us, as though this sale occurred as of June 30, 2002.

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of shares of our common stock being offered by this prospectus supplement to be approximately $9.5 million, after deducting the selling agent fee and estimated offering expenses payable by us.

     We intend to use the net proceeds of this offering to expand our manufacturing capabilities, to increase our sales and marketing activities and for other general corporate purposes, including working capital. Although we have no current plans, agreements or commitments providing for any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies.

     The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business. Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market under the symbol "CPHD" since our initial public offering on June 21, 2000. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the calendar periods indicated, the high and low sales prices per share our common stock as reported on the Nasdaq National Market:

                                                               HIGH     LOW
                                                              ------   -----
FISCAL 2000
     Second quarter (from June 21, 2000)....................  $11.38   $6.13
     Third quarter..........................................   27.50    8.00
     Fourth quarter.........................................   10.63    5.72
FISCAL 2001
     First quarter..........................................    9.97    2.97
     Second quarter.........................................    4.18    2.70
     Third quarter..........................................    3.24    1.48
     Fourth quarter.........................................   11.48    2.40
FISCAL 2002
     First quarter..........................................    5.75    2.23
     Second quarter.........................................    5.74    3.07
     Third quarter (through July 31, 2002)..................    5.70    2.85

     As of June 30, 2002, there were 346 holders of record of our common stock. On July 31, 2002, the last reported sales price of our common stock as reported on the Nasdaq National Market was $2.93.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2002:

     - on an actual basis; and

     - on an as-adjusted basis, giving effect to the sale of the 4,000,000 shares of common stock we are offering hereunder, after deducting the selling agent fee and estimated offering expenses payable by us.

                                                               AS OF JUNE 30, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Cash, cash equivalents and short-term investments...........  $ 15,613    $ 25,113
                                                              ========    ========
Equipment financing, less current portion...................  $  1,671    $  1,671
                                                              --------    --------
Shareholders' equity:
  Preferred stock, no par value per share, 5,000,000
     authorized; no shares issued or outstanding............        --          --
  Common stock, no par value per share, 100,000,000
     authorized; 26,669,470 shares issued and outstanding,
     actual; and 30,669,470 shares issued and outstanding,
     as adjusted............................................    65,822      75,322
  Additional paid-in capital................................     7,700       7,700
  Deferred stock-based compensation.........................      (420)       (420)
  Accumulated other comprehensive loss......................         1           1
  Accumulated deficit.......................................   (53,339)    (53,339)
                                                              --------    --------
     Total shareholders' equity.............................    19,764      29,264
                                                              --------    --------
       Total capitalization.................................  $ 21,435    $ 30,935
                                                              ========    ========

     The table above should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and excludes:

     - 3,161,294 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2002 issued under our stock option plans at a weighted average exercise price of $4.05 per share; and

     - 13,013 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2002 at a weighted average exercise price of $2.58 per share.

                                    DILUTION

     Our net tangible book value on June 30, 2002 was approximately $19.8 million, or approximately $0.74 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 4,000,000 shares of our common stock in this offering and after deducting the selling agent fee and estimated offering expenses payable by us, our net tangible book value as of June 30, 2002 would have been $0.95 per share. This amount represents an immediate increase in net tangible book value of $0.21 per share to existing shareholders and an immediate dilution in net tangible book value of $1.70 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share.............................          $2.65
  Net tangible book value per share as of June 30, 2002.....  $0.74
  Increase in net tangible book value per share attributable
     to this offering.......................................   0.21
                                                              -----
Pro forma net tangible book value per share as of June 30,
  2002 after giving effect to this offering.................           0.95
                                                                      -----
Dilution per share to new investors in the offering.........          $1.70
                                                                      =====

     This table:

     - assumes no exercise of options to purchase 3,161,294 shares of common stock at a weighted average exercise price of $4.05 per share outstanding as of June 30, 2002; and

     - assumes no exercise of warrants to purchase 13,013 shares of common stock at a weighted average exercise price of $2.58 per share outstanding as of June 30, 2002.

     To the extent that these options and warrants are exercised there will be further dilution to new investors.

                              PLAN OF DISTRIBUTION

     Pursuant to a selling agent agreement, we engaged William Blair & Company, L.L.C. as our exclusive selling agent to use its reasonable best efforts to solicit offers to purchase our common stock in this offering. William Blair is not obligated to purchase any shares of our common stock. William Blair has advised us that it will not purchase any shares of our common stock for its own account. We will enter into stock purchase agreements directly with the purchasers of our common stock in this offering. We reserve the sole right to accept, and together with William Blair, from time to time, to reject in whole or in part any proposed purchase of our common stock to be made in this offering.

     The shares of common stock sold in this offering will be listed on the Nasdaq National Market.

     William Blair's compensation for acting as selling agent for this offering will consist of the selling agent fee and reimbursement of expenses described below. The following table sets forth the selling agent fee, which will equal 6% of the total offering proceeds from the sale of shares of our common stock:

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Selling agent fee...........................................   $0.159     $636,000

We have also agreed to reimburse William Blair for up to $50,000 of reasonable expenses incurred by it in connection with this offering plus additional expenses that we approve in advance.

     We have agreed to indemnify William Blair and its stockholders, directors, officers, employees, agents affiliates and controlling persons from and against, and to make contributions for payments made by such person with respect to, certain liabilities, including liabilities arising under the Securities Act. William Blair may be deemed an "underwriter" within the meaning of the Securities Act.

     The expenses directly related to this offering, not including the selling agent fee, are estimated to be approximately $464,000 and will be paid by us. Expenses of the offering, exclusive of the selling agent fee, include William Blair's reimbursable expenses, our legal and accounting fees, printing expenses, transfer agent fees, Nasdaq National Market listing fees and miscellaneous fees.

     We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus supplement, not to, without the prior written consent of William Blair, offer, sell, contract to sell, pledge, transfer or otherwise dispose of any common stock or any securities exercisable or exchangeable for, or convertible into, common stock, or to announce an intent to do any of the foregoing or to exercise any registration rights with respect to any of the foregoing. These restrictions do not apply to bona fide gifts by our directors and executive officers to their immediate family members who agree to be bound by such restrictions. In addition, we may grant options and issue common stock under existing stock option and employee stock purchase plans and in connection with conversion or exercise of any outstanding convertible securities, options or warrants during the lock-up period.

     We currently anticipate that Gerald S. Casilli, one of our directors, will purchase 25,000 shares of our common stock in the offering.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, counsel to Cepheid, is giving Cepheid an opinion on the validity of the shares covered by this prospectus supplement. Katten Muchin Zavis Rosenman, Chicago, Illinois, is counsel for the selling agent in connection with this offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                                 [CEPHEID LOGO]

                                  COMMON STOCK

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                                 AUGUST 1, 2002
                            ------------------------

                            WILLIAM BLAIR & COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------